Exhibit 99.8

May 8, 2021

Spartan Acquisition Corp. II

9 West 57th Street, 43rd Floor

New York, NY 10019

Consent to Reference in Proxy Statement/Prospectus

Spartan Acquisition Corp. II (the “Company”) is filing a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, the undersigned hereby consents, pursuant to Rule 438 of Regulation C promulgated under the Securities Act, to being named and described in the proxy statement/prospectus included in such Registration Statement as a future member of the board of directors of the Company, such appointment to commence immediately after the effective time of the business combination described in the proxy statement/prospectus.

Sincerely,

/s/ Kenneth Shea
Printed Name: Kenneth Shea